SWIFT TRANSPORTATION COMPANY
SWIFT SERVICES HOLDINGS, INC.
2200 South 75th Avenue
Phoenix, Arizona 85043
May 19, 2011
VIA FACSIMILE & EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Ms. Chanda DeLong — Staff Attorney
Facsimile: (703) 813-6967
     Re: Registration Statement on Form S-4 (File No. 333-173948-01)
Dear Ms. DeLong:
          Pursuant to Rule 461 of the Securities Act of 1933, as amended, Swift Services Holdings, Inc., a Delaware corporation (the “Issuer”), Swift Transportation Company, a Delaware corporation, and the subsidiaries of Swift Transportation Company listed in the Registration Statement described below (the “Subsidiary Guarantors” and, together with the Issuer and Swift Transportation Company, the “Registrants”), respectfully request that the effective date of the Registration Statement on Form S-4 (File No. 333-173948-01), filed by the Registrants on May 5, 2011 and amended on the date hereof, be accelerated by the Securities and Exchange Commission (the “Commission”) to May 19, 2011 at 3:00 p.m. Eastern Daylight Time or as soon as practicable thereafter.
          The Registrants hereby acknowledge that:
•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Ms. Chanda DeLong
Securities and Exchange Commission
May 19, 2011

•	the Registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Registrants respectfully request that they be notified of such effectiveness by a telephone call to Joshua Kaufman of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2609 and that such effectiveness also be confirmed in writing.

Very truly yours, SWIFT TRANSPORTATION COMPANY
By:	/s/ James Fry
	Name:	James Fry
	Title:	Executive Vice President, General Counsel and Corporate Secretary

SWIFT SERVICES HOLDINGS, INC.
By:	/s/ James Fry
	Name:	James Fry
	Title:	Secretary

cc: Joshua Kaufman, Skadden, Arps, Slate, Meagher & Flom LLP